
July 19, 2022

Jianhui Ye
Chief Executive Officer
EZGO Technologies Ltd.
Building #A, Floor 2
Changzhou Institute of Dalian University of Technology
Wujin District, Changzhou City
Jiangsu, China 213164

Re: EZGO Technologies Ltd.
Amendment No. 1 to Registration Statement on Form F-3
Filed June 24, 2022
File No. 333-263315

Dear Mr. Ye:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-3 filed June 24, 2022

Cover Page

1. We note your response to comment 4. Please continue to revise your disclosure to refrain from using terms such as "we" or "our" when describing activities or functions of the VIE. For example, we note the disclosure on the cover page and on page 32 that "we conduct substantially all of our operations in China."

2. We note your response to comment 7. Where you describe how cash is transferred through your organization, please revise both the cover page and the summary to disclose the

requirement to obtain SAFE approval as is currently disclosed in the Risk Factors section.

Conventions that apply to this prospectus, page ii

3.   You state that references to "China" or "PRC" refer to the "People's Republic of China, excluding for the purposes of this prospectus only, Taiwan, Hong Kong and Macau. Revise the definition of the PRC or China to include Hong Kong and Macau and revise the disclosure throughout your amendment accordingly. If you do not revise the definition of the PRC or China, ensure that disclosure regarding Hong Kong throughout the amendment addresses the sample letter to China-based companies available on our website.

Contractual Arrangements and Corporate Structure, page 2

4.   We note your response to comment 1. Please expand the disclosure on page 2 that EZGO conducts operations in China primarily through the VIEs and its subsidiaries in China, and EZGO does not conduct any business on its own to also explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

5.   We note your response to comment 8. Please revise the diagram of your corporate structure to identify the person or entity that owns the equity in each depicted entity. Also use dashed lines without an arrow to show any subsidiaries of the VIE.

Risks Related to Doing Business in China, page 14

6.   Please revise the disclosure in this section to include the risk disclosed in the second risk factor on page 32 and in the last two paragraphs on page 46. Also, reconcile the disclosure on page 32 that all your senior executive officers are PRC nationals with your disclosure on page 46 that "A majority of [y]our current directors and officers are nationals and residents of the PRC."

Exhibits

7.   We note the reference in Section 1.4 of the opinion filed as Exhibit 5.1 to a certificate from a director "as annexed hereto;" however, the certificate is missing. Please revise accordingly.

8.   We note your response to comment 9. Please tell us why the opinion filed as exhibit 99.2 refers on pages 5 and 6 to counsel is of the "view" that the company is not subject to cybersecurity review by the CAC and that the provisions on private lending cases do not prohibit using cash from one PRC company to fund another PRC company's operations given the references to the company has "relied on the opinion of [y]our PRC counsel, DeHeng Law Offices" in the penultimate paragraph on page 11 and on the cover page, respectively.

       You may contact Thomas Jones, Staff Attorney, at 202-551-3602 or Erin Purnell, Legal Branch Chief, at 202-551-3454 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Manufacturing

cc: Richard I. Anslow, Esq.